UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Innovation Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Penn Plaza, 36th Floor
(No. and Street)

NEW YORK (City) NY (State) 10119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Mack 917-923-1478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanford Becker & Co, PC
(Name – *if individual, state last, first, middle name*)

1430 Broadway, Suite 605 (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Eric Gebaide   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Innovation Advisors LLC_ , as of <u>DECEMBER 31, 2018,</u> are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GABRIELA A SEOANE
Notary Public, State of New York
No. 01SE6155603
Qualified in Nassau County
My Commission Expires 12/21/22

_____
Signature

MANAGING DIRECTOR
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Innovation Advisors LLC

Statement of Financial Condition

YEAR ENDED DECEMBER 31, 2018

Innovation Advisors LLC

CONTENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

GEORGE S. GETZ, CPA

———

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY, SUITE 605
NEW YORK, N.Y. 10018
TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

Report of Independent Registered Public Accounting Firm

To the Members of
Innovation Advisors LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Innovation Advisors LLC, as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company, as of December 31, 2018 in conformity with the accompanying principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements is free of material misstatements, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditors since 2014.

Sanford Becker & Co. P. C.

New York, NY
February 27, 2019

Innovation Advisors LLC

STATEMENT OF FINANCIAL CONDITION

		December 31, 2018
ASSETS		
Cash	$	38,280
Prepaid expenses and other assets		16,054
TOTAL ASSETS	$	54,334
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	18,631
Total liabilities		18,631
Member's equity		35,703
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	54,334

See accompanying notes to

Statement of Financial Condition

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

Innovation Advisors, LLC (the "Company") is a single member limited liability company. The single member is Innovation Advisors Holdings LLC, a Delaware limited liability Company. The Company was organized under the laws of the State of New York on June 9, 2003. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company provides investment banking services to middle-market technology companies. It also provides strategic advisory services related to merger and acquisitions as well as assisting IT companies' efforts to raise capital through private placements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company's revenue from investment banking and service fees is based on established agreements between the Company and its clients. Revenue for these services is generally recognized at the point in time that performance under the arrangements is completed (the closing of the transaction) or the contract is cancelled and when the amount is determinable and realizable.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Fair Value Measurements

FASB *Accounting Standards Codification* ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 - Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets in markets that are not active. These also include quoted prices for similar assets or liabilities which have been adjusted for legal or contractual restrictions.

Level 3 - Unobservable inputs that reflect the reporting entity's own assumptions. These include private portfolio investments that are supported by little or no market data.

At December 31, 2018, the Company had no assets or liabilities that required valuation under this standard.

Revenue Recognition
In 2017, the Financial Accounting Standards Board adopted ASC 606, Revenue from Contracts with Customers, which supersedes nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard is effective for the Company for the annual reporting period beginning January 1, 2018.

The Company has evaluated the new guidance and the adoption does not have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption is not necessary.

NOTE 3. CONCENTRATION OF CREDIT AND MARKET RISK

The Company maintains its cash in a bank account that, at times, may exceed the federal insurance limit of $250,000.

NOTE 4. RELATED-PARTY TRANSACTIONS

The Company has an expense sharing agreement with its member whereby certain overhead expenses, are allocated to the Company. The Company has paid the member in advance for these costs, and maintains a prepaid balance with the member, which totals $10,800 at December 31, 2018.

NOTE 5. INCOME TAXES

The Company is a single-member limited liability company and is treated as a "disregarded entity" for federal and New York State income tax purposes. The Company's assets, liabilities, and items of income, deduction, and tax credits are treated as those of its member owner, who is responsible for any taxes thereon. The Company's allocated share of local taxes, if any, is included in the accompanying statement of operations.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. With few exceptions, the measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2018, the Company had net capital of $19,613, which exceeded the Company's minimum net capital requirement of $5,000 by $14,613. The Company's percentage of aggregate indebtedness to net capital was 0.95 to 1 at December 31, 2018.

NOTE 7. ACCOUNTING PRONOUNCEMENTS

In February 2017, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from current US GAAP. The update is effective using modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted.

The Company has elected, as discussed in ASC 842-20-25-2, to not apply the recognition requirements of ASC 842 to short-term leases. A short-term lease has a term at commencement of twelve months or less and does not include a purchase option.

The Company has evaluated its leases and determined that it has no contracts that require restatement or accounting changes as a result of ASC 842.